SANDY SPRING BANCORP, INC.

ARTICLES OF AMENDMENT

Sandy Spring Bancorp, Inc., a Maryland corporation (the “Corporation”), having its principal office in Olney, Montgomery County, Maryland, does hereby certify to the State Department of Assessments and Taxation that:

FIRST: The charter of the Corporation is hereby amended to cause the first sentence of Article V thereof to read as follows:

“The aggregate number of shares of all classes of capital stock which the corporation has authority to issue is 50,000,000 shares of capital stock, $1.00 par value per share, amounting in aggregate par value to $50,000,000.”

SECOND: The foregoing amendment was advised by the Board of Directors of the Corporation and approved by the shareholders of the Corporation.

THIRD: Immediately prior to adoption of the foregoing amendments the Bank was authorized to issue fifteen million shares of stock, pare value $1.00 per share, all of which were initially designated as common stock. Following such amendment, the Corporation is authorized to issue fifty million shares of stock, par value $1.00 per share, all of which are initially designated as common stock. The Board of Directors of the Corporation may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions and dividends, qualifications or terms or conditions of redemption of such shares of stock.

The aggregate par value of all shares of all classes of stock which the Corporation is authorized to issue is $50,000,000.

The undersigned officers of Sandy Spring Bancorp, Inc. hereby acknowledge under penalties of perjury that the foregoing Articles of Amendment constitute the corporate act of said corporation.

ATTEST: {Seal}

/s/ Ronald E. Kuykendall	/s/ Hunter R. Hollar

Ronald E. Kuykendall, Secretary	Hunter R. Hollar President and Chief Executive Officer